Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
Todd E. Mason | 212 692 6731 | tmason@mintz.com
September 1, 2010
Via Hand Delivery
Linda Cvrkel, Branch Chief — Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Navios Maritime Holdings Inc. Form 20-F for the year ended December 31, 2009 Filed March 16, 2010 File No. 001-33311
Dear Ms. Cvrkel:
     On behalf of Navios Maritime Holdings Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated August 26, 2010 relating to the above-captioned Form 20-F (the “Annual Report”). Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
     Annual Report on Form 20-F for the year ended December 31, 2009
     Navios Maritime Holdings Inc. Financial Statements, page F-1
     Note 3: Acquisition, page F-25
     Acquisition of Horamar Group, page F-25
1.	We note your response to our prior comment 4 but are still unclear as to how the $98,857 consideration to sellers in the form of common shares of Navios Logistics was determined. Please tell us how the fair value of the 7,235 shares at the date of issuance was determined.
Response: The fair value of the 7,235 shares issued to the former shareholders of Horamar in connection with the acquisition of 100% of the outstanding share capital of Horamar was determined on the basis of the fair value of Horamar over the cash consideration paid to effect the

Linda Cvrkel
Securities and Exchange Commission
September 1, 2010

acquisition. The fair value of Horamar at the date of acquisition (issuance) was determined based on the report of an independent expert dated January 3, 2008.
     Note 24: Investments in Available for Sale Securities, page F-55
2.	We note your response to prior comment 11. Please tell us specifically, the nature of the preferences the common units have over the subordinated units of Navios Partners. As part of your response, please tell us the terms of the 3,131,415 common units and the terms of the subordinated units and explain in detail how the terms of each of these equity securities they differ. We may have further comment upon receipt of your response.
Response: In response to the Staff’s comment, the Company has summarized relevant provisions of the partnership agreement of Navios Maritime Partners, L.P. (“Navios Partners”) below.
Risks and rewards of ownership (current distributions)
The partnership agreement for Navios Partners requires that all available cash (as defined in the partnership agreement) is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Quarterly distributions are made as follows:
•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders (common and subordinated), pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025.
Thereafter, there are incentive distribution rights held by the General Partner, which provide for the General Partner to receive an increasingly greater percentage (ranging from 15% to 50%) of incremental distributions above certain pre-established thresholds, which are $0.4025/unit, $0.4375/unit and $0.525/unit.
Subordination provisions (liquidation provisions)
In the event of liquidation, the partnership agreement of Navios Partners requires that the assets of the partnership will be sold or otherwise disposed of and the proceeds of liquidation will be applied in the manner set forth below:
If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for the common units of Navios Partners for the preceding 20 trading days (or the current market price) is greater than the sum of (i) any arrearages in payment of the

Linda Cvrkel
Securities and Exchange Commission
September 1, 2010

minimum quarterly distribution on its common units for any prior quarters during the subordination period and (ii) the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation), then the proceeds of the liquidation will be applied as follows:
•	First, 98% to the common unitholders, pro rata, and 2% to the general partner, until Navios Partners distributes for each outstanding common unit an amount equal to the current market price of its common units;

•	Second, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until Navios Partners distributes for each subordinated unit, an amount equal to the current market price of its common units; and

•	Thereafter, 50% to all unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to the general partner.
     Otherwise, the proceeds of the liquidation will be applied as follows:
•	First, 98% to the common unitholders, pro rata, and 2% to the general partner, until Navios Partners distributes for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until Navios Partners distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders and 2% to the general partner, until Navios Partners distributes for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	Thereafter, 50% to all unitholders, pro rata, 48% to holders of incentive distribution rights and 2% to the general partner.
In accordance with ASC 323-10-20 (formerly, EITF 02-14, Whether an Investor Should Apply the Equity Method to Investments other than Common Stock), the Company concluded that the common units, although legally titled “common units” do not constitute “common stock” or “in-substance common stock,” as those terms are defined in ASC 323-10-20 and, accordingly, should be accounted for in accordance with ASC 320, Investments — Debt and Equity Securities. The Company concluded that the subordinated units of Navios Partners constitute “common stock” in accordance with ASC 323-10-20 and, accordingly, should be accounted for pursuant to the equity method of accounting.
The Company based this conclusion on the existence of substantive liquidation preferences for the common units (compared to the subordinated units) as well as preferences with respect to current distributions for the common units (compared to the subordinated units).

Linda Cvrkel
Securities and Exchange Commission
September 1, 2010

     Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Annual Report and please send a copy of any written comments to the following parties:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
   Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Heather Clark, Division of Corporation Finance) Navios Maritime Holdings Inc. (Ms. Angeliki Frangou)